The Standard
Date - 3 MAY 2006



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held on Friday, 26 May 2006 at 3:30 p.m. or immediately after conclusion of the Company's Annual General Meeting to be held on the same day, whichever is later, at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

ORDINARY RESOLUTIONS

1. **THAT:**

   (a) the Sale and Purchase Agreement dated 11 April 2006 and made between the Company and Bank of China Group Insurance Company Limited ("BOC Insurance") (a copy of which has been produced to this meeting marked "A" and initialled by the Chairman of this meeting for the purpose of identification) pursuant to which the Company would, subject to the terms and conditions therein contained, acquire from BOC Insurance 51% of the issued share capital of BOC Group Life Assurance Company Limited ("BOC Life") for a consideration of HK$900 million be and is hereby confirmed, approved and ratified;

   (b) the directors of the Company be and are hereby authorised to take all necessary actions to implement and give effect to the transactions contemplated in the Sale and Purchase Agreement and to do all acts and things and to execute all documents which may in their opinion be necessary or desirable for the purpose of implementing and giving effect to such transactions; and

   (c) the Shareholders' Agreement to be entered into between the Company and BOC Insurance to regulate the rights and obligations of the shareholders of BOC Life (a copy of the Shareholders' Agreement is produced in the meeting marked "B" and initialled by the Chairman of this meeting for the purpose of identification) together with the transactions contemplated thereunder be and are hereby approved and that the directors of the Company be and are hereby authorised to make changes or amendments to the Shareholders' Agreement as they may in their absolute discretion deem fit.

2. **THAT** the proposed Revised Caps and New Annual Cap, as defined and described in the circular dated 2 May, 2006 to the shareholders of the Company of which these resolutions form part, be and are hereby confirmed, approved and ratified.

By Order of the Board
Jason C.W. Yeung
Company Secretary


06013189

Hong Kong, 2 May 2006

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1. According to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the above resolutions will be voted on by poll and the Controlling Shareholder of the Company will abstain from voting.
2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.
3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.
4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to attend the meeting convened by this notice, from Thursday, 18 May 2006 to Tuesday, 23 May 2006 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for attending the meeting convened by this notice, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 17 May 2006.
5. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding. Accordingly, investors who wish to have joint shareholding in the Company should bear in mind the above provisions when they decide how they wish their shares to be registered.

As at the date hereof, the Board comprises: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*